EXHIBIT 1


            BERLITZ INTERNATIONAL, INC. ISSUES CONVERTIBLE DEBENTURES


         PRINCETON, N.J., March 11, 1999 -- Berlitz International, Inc. ("Berlitz" or the "Company") (NYSE: BTZ), the world's premier language services company with leading positions in language instruction and translation services, announced today that, after receiving approval from its shareholders, it had completed the issuance of $100 million of convertible debentures to Apollo Management IV, L.P. and its affiliates (together, "Apollo"), a private investment firm, and $55 million of convertible debentures to Benesse Holdings International, Inc. ("Benesse Holdings"), the Company's largest shareholder. These issuances were made pursuant to definitive agreements entered into as of October 2, 1998. In a separate transaction, Berlitz issued to Benesse Holdings a $50 million subordinated note. Proceeds from the sale of the convertible debentures, as well as proceeds from the note issuance, were used to retire all of the Company's existing funded indebtedness and will provide the Company with greater flexibility to pursue growth initiatives in the language and education related business sectors.

         Assuming conversion of all of the debentures issued in the transaction, Apollo will own approximately 20% of the outstanding common stock of Berlitz and Benesse Holdings will own approximately 60%. Upon closing of the transaction, Berlitz has expanded its board of directors and has selected Mr. Antony Ressler and Mr. Laurence Berg, both partners of Apollo, to join the Company's board of directors.

         Mr. Hiromasa Yokoi, Vice Chairman, Chief Executive Officer and President of Berlitz, stated that "our new association with Apollo represents a strong financial arrangement for Berlitz-an arrangment that has positioned us for future growth in both revenue and profitability. We believe Apollo, with its commitment to language and education related business, will add an important perspective as new directions are pursued."

         Mr. Ressler of Apollo called Berlitz " a premier education franchise with a well-known worldwide brand-name." He continued, "Apollo views Berlitz as the dominant provider of language instruction and translation services and strongly believes that the Berlitz franchise is a unique platform for growth in the language, education and training sectors. We look forward to a mutually beneficial relationship with Berlitz."

         Since inception in 1990, Apollo and its affiliated investment funds have invested over $10.0 billion of capital. Through offices in Los Angeles and New York, Apollo and its affiliated funds have invested in a wide variety of industries, both domestically and internationally, in a flexible manner according to the needs of its strategic partners.
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         For over 120 years, Berlitz has come to mean excellence in language services. Since its founding, the Company has established a highly recognized brand name and superior reputation throughout the world as a result of the Company's tradition of teaching excellence. Through over 400 locations, predominantly Company-owned, in over 50 countries, Berlitz offers language instruction, cross-cultural training, document translation, software localization and interpretation services. In addition, Berlitz offers a wide range of published products including dictionaries, phrase books, travel guides and self-study language instruction materials including CD-ROM formats. In the last 12 months, the Company has completed several small acquisitions of technology-based translation companies and has launched several distance learning and other technology-based learning initiatives. Berlitz is traded on the New York Stock Exchange under the ticker symbol BTZ. For more information on Berlitz, please visit the Company's website at www. berlitz.com.


Contact: Robert Minsky, Executive Vice President - Corporate Planning and
         Marketing (609) 514-3008